Mail Stop 3561

June 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Christopher L. Nagel
Chief Financial Officer
Two North Riverside Plaza, Suite 1250
Chicago, Illinois 60606

> **Re:** **FreightCar America, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-51237**

Dear Mr. Nagel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(312) 928-0890